SIDLEY AUSTIN LLP ONE SOUTH DEARBORN CHICAGO, IL 60603 (312) 853 7000 (312) 853 7036 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON	LOS ANGELES NEW YORK SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.
lvalentino@sidley.com (312) 853-7696	FOUNDED 1866

April 24, 2008

Securities and Exchange Commission

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549

Attn: Stacie Gorman

Re:	Review of the 2008 Form S-1 Registration Statement (as amended, the “2008 Registration Statement”) of American Bar Association Members/State Street Collective Trust (Registration No. 333-149594)

Ladies and Gentlemen:

On behalf of the American Bar Association Members/State Street Collective Trust (the “Collective Trust”), a collective trust for which State Street Bank and Trust Company of New Hampshire, a New Hampshire trust company (“State Street”) and a wholly owned subsidiary of State Street Bank and Trust Company, a Massachusetts trust company (“State Street Bank”), serves as trustee, and in connection with the proposed registration under the Securities Act of 1933, as amended (the “1933 Act”), of additional Units of beneficial interest in the Collective Trust, the Collective Trust transmits for filing Amendment No. 2 to the 2008 Registration Statement on Form S-1 (“Amendment No. 2”) relating to the offering of such Units, together with each exhibit filed therewith. Amendment No. 2 has been marked to show changes from Amendment No. 1 to the 2008 Registration Statement as filed on April 16, 2008.

Set forth below are the Collective Trust’s responses to the comments of the staff contained in the letter dated April 21, 2008 addressed to Nancy E. Grady, President of State Street. For your convenience, each of the Collective Trust’s responses is set forth below, together with the corresponding comment of the staff. Page numbers and other similar references used in the staff’s comments below refer to Amendment No. 1 to the 2008 Registration Statement as filed on April 16, 2008; page numbers and other similar references used in the Collective Trust’s responses refer to Amendment No. 2 unless otherwise noted.

Terms used in this letter without definition are used in accordance with their respective meanings as set forth in the prospectus contained in Amendment No. 2 unless otherwise noted.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission

April 24, 2008

With respect to the staff’s comments contained in its letter dated April 21, 2008, the Collective Trust respectfully responds to the staff’s comments as follows:

General Comments

Staff Comment No. 1:

We are still considering your response to comment 1 of our letter dated April 8, 2008. We may have further comment.

Collective Trust Response:

The staff has indicated to the Collective Trust that it will not have any further comment before April 28, 2008.

Registration Statement Facing Page

Staff Comment No. 2:

Please revise the fee table to allocate the units registered among the individual funds. The unallocated shelf procedure is not available on Form S-1.

Collective Trust Response:

The Collective Trust has revised the fee table to allocate the units registered among the individual Funds and Retirement Date Funds.

Risk Factors Relating Generally to the Program, page 24

Staff Comment No. 3:

Please revise to include a risk factor addressing the fact that neither the trust nor any of the funds is an investment company subject to regulation under the 1940 Act. We note the statement on the prospectus cover page. Please provide a more detailed description of the associated risks in this section of the prospectus.

Collective Trust Response:

The Collective Trust has provided the requested disclosure in Amendment No. 2.

Securities and Exchange Commission

April 24, 2008

Stable Asset Return Fund, page 26

Staff Comment No. 4:

Please separate the disclosure regarding investment guidelines and restrictions from the risk factors disclosure. Provide the risk factors under a separately captioned main heading, along with the separate sub-headings for each risk.

Collective Trust Response:

The Collective Trust has provided the requested disclosure in Amendment No. 2.

Intermediate Bond Fund, page 31

Risk Factors, page 32

Staff Comment No. 5:

On page 34, you provide a risk factor regarding derivative instruments. Please ensure, in disclosing the risks regarding derivative instruments as they relate to other funds, that you provide a cross reference to this risk factor in addition to the cross reference currently provided to the Derivative Instruments section.

Collective Trust Response:

The paragraph to which the staff’s comment relates primarily discusses the risks associated with swap agreements. As described under “Derivative Investments,” and as noted in our letter dated April 16, 2008, the Intermediate Bond Fund is the only Fund which is permitted to use swaps. Because the Balanced Fund invests a portion of its assets through the Intermediate Bond Fund, the Collective Trust has added a cross reference to the referenced risk factor in “Balanced Fund—Risk Factors—Risks of Investment in Derivative Instruments.” The Collective Trust does not believe that it would be appropriate to include a cross reference to such risk factor for other Funds as they are not permitted to use swaps.

Form 10-K for the year ended December 31, 2007

General

Staff Comment No. 6:

Where applicable, please revise your 10-K in accordance with the comments made regarding your S-1 filing.

Securities and Exchange Commission

April 24, 2008

Collective Trust Response:

The Collective Trust undertakes to file an amendment to the Form 10-K with changes therein consistent with the changes cumulatively made to the 2008 Registration Statement or as described in this letter promptly upon confirmation from the staff that the 2008 Registration Statement is in satisfactory form to be declared effective and prior to the declaration of effectiveness.

Item 7. Management’s Discussion and Analysis of Financial Condition, page 74

Staff Comment No. 7:

We note your response to comment 31 of our letter dated April 8, 2008; however, we continue to believe that you should provide disclosure covering the three-year period covered by the financial statements. Please confirm in writing that you will comply with this comment in all future filings.

Collective Trust Response:

The Collective Trust hereby confirms that it will provide disclosure regarding the three-year period covered by the financial statements included in its Annual Report on Form 10-K in all future filings under the Securities Exchange Act of 1934, as amended. As discussed with the staff, the Collective Trust will include, with respect to each Fund and Retirement Date fund, a discussion with respect to each of such years.

Sales Literature

4 – Fees

Staff Comment No. 8:

Please update the information contained in this promotional piece so that it corresponds to the information presented on page 10 of the prospectus.

Collective Trust Response:

The Collective Trust will update the information contained in the referenced material to match the information on page 10 of the prospectus. A copy of the updated material will be provided supplementally to the staff prior to the material being used or disseminated.

Securities and Exchange Commission

April 24, 2008

6 – ABA Retirement Funds

Staff Comment No. 9:

Please update the information contained in the pie charts on page 2 of this promotional piece so that the information contained therein corresponds to the information presented on page 4 of the prospectus.

Collective Trust Response:

The Collective Trust will update the information contained in the pie charts on page 2 of the referenced material to match the information on page 4 of the prospectus. A copy of the updated material will be provided supplementally to the staff prior to the material being used or disseminated.

9 – Services

Staff Comment No. 10:

You disclose in this promotional piece that State Street is subject to a penalty if it does not meet certain standards with stringent accuracy/completion rate requirements. Please provide information in the prospects regarding this penalty provision and disclose the circumstances under which the penalty would be enforced.

Collective Trust Response:

The Collective Trust has provided the requested disclosure in Amendment No. 2.

11 – Welcome

Staff Comment No. 11:

Please balance the information contained in this promotional piece with a discussion of the risks associated with investing in the Collective Trust and its underlying funds.

Collective Trust Response:

The Collective Trust will update the referenced promotional piece to add a more prominent reference to the risk factors associated with investing in the Funds and Retirement Date Funds that are described in the prospectus. A copy of the updated material will be provided supplementally to the staff prior to the material being used or disseminated.

Securities and Exchange Commission

April 24, 2008

Retirement Date Funds

Staff Comment No. 12:

Please update the information contained in the pie charts in this section of the promotional piece so that the information contained therein corresponds to the information presented on page 4 of the prospectus.

Collective Trust Response:

The Collective Trust will update the information contained in the referenced pie charts of the referenced material to match the information on page 4 of the prospectus. A copy of the updated material will be provided supplementally to the staff prior to the material being used or disseminated.

Fund Performance

Staff Comment No. 13:

Please update the information in the table in so that it corresponds to the information presented in the prospectus on page 9.

Collective Trust Response:

The Collective Trust will update the information contained in the table of the referenced material to match the information on page 9 of the prospectus. A copy of the updated material will be provided supplementally to the staff prior to the material being used or disseminated.

Independent Oversight: Ennis Knupp & Associates

Staff Comment No. 14:

Please revise the prospectus to include information regarding the role of Ennis Knupp and Associates and the services it provides to the collective trust. Please disclose the fees paid to Ennis Knupp and Associates for services provided and describe the source of funds for payment of those fees. Please update the fee charts if appropriate.

Collective Trust Response:

The Collective Trust has provided the requested disclosure in Amendment No. 2 under “Deductions and Fees—Operational and Offering Costs.” As the fees paid to Ennis Knupp are already included in the amount disclosed in such section, no update to the fee charts is required.

Securities and Exchange Commission

April 24, 2008

A Cost-Effective Solution: Fees

Staff Comment No. 15

Please update the information contained in this section so that it corresponds to the information presented on page 10 of the prospectus.

Collective Trust Response:

The Collective Trust will update the information contained in the referenced section of the referenced material to match the information on page 10 of the prospectus. A copy of the updated material will be provided supplementally to the staff prior to the material being used or disseminated.

Expense Ratios to Dollars

Staff Comment No. 16

Please update the information contained in this section so that it corresponds to the information presented on page 11 of the prospectus.

Collective Trust Response:

The Collective Trust will update the information contained in the referenced section of the referenced material to match the information on page 11 of the prospectus. A copy of the updated material will be provided supplementally to the staff prior to the material being used or disseminated.

Brokerage Fees

Staff Comment No. 17

The information contained in this section regarding the brokerage fees for the self-managed accounts as it relates to stocks differs from the information contained in promotional piece number 4. Please revise to address this discrepancy.

Collective Trust Response:

The information contained in promotional piece number 4 will be revised to address the discrepancy between that material and the referenced material. A copy of the updated promotional piece number 4 will be provided supplementally to the staff prior to the material being used or disseminated.

Securities and Exchange Commission

April 24, 2008

12 – About ABA Retirement Funds

Staff Comment No. 18

Please balance the information contained in this promotional piece with a discussion of the risks associated with investing in the Collective Trust and its underlying funds.

Collective Trust Response:

The Collective Trust will update the referenced promotional piece to add a more prominent reference to the risk factors associated with investing in the Funds and Retirement Date Funds that are described in the prospectus. A copy of the updated material will be provided supplementally to the staff prior to the material being used or disseminated.

A Cost-effective Solution: Fees

Staff Comment No. 19

Please update the information contained in this section so that it corresponds to the information presented on page 10 of the prospectus.

Collective Trust Response:

The Collective Trust will update the information contained in the referenced section of the referenced material to match the information on page 10 of the prospectus. A copy of the updated material will be provided supplementally to the staff prior to the material being used or disseminated.

As the staff is aware, the prospectus in the currently effective registration statement of the Collective Trust (Registration No. 333-141236) may not be used after April 30, 2008. Any delay in effectiveness of the 2008 Registration Statement beyond April 30, 2008 will not necessarily adversely affect the Collective Trust but will cause irreversible hardship to tens of thousands of individual participants who depend upon the ability to make daily investment decisions to manage their retirement plan investment portfolios.

We greatly appreciate the promptness with which the staff provided comments on the 2008 Registration Statement and the cooperation to date of the staff in connection with the Collective Trust’s preparation of responses thereto, and we hope that the information provided above will enable the staff to complete its review as quickly as possible. If at all possible, the Collective Trust would like to be in a position to file no later than Tuesday, April 29, 2008 a third amendment to the 2008 Registration Statement together with a letter requesting acceleration of the effectiveness of the 2008 Registration Statement to no later than Wednesday, April 30, 2008 at 5:00 p.m., Eastern time.

Securities and Exchange Commission

April 24, 2008

If the staff wishes to discuss this filing, please call either Dennis V. Osimitz at (312) 853-7748, Andrew Shaw at (312) 853-7324 or me at (312) 853-7696.

We very much appreciate your prompt attention to this filing.

Very truly yours,

/s/ Luke Valentino
Luke Valentino